Mail Stop 4561
via fax (613) 728-3654

April 29, 2008

David Dobson
Chief Executive Officer and Director
Corel Corporation
1600 Carling Avenue
Ottowa, Ontario Canada K1Z 8R7

   Re: Corel Corporation
      Form 10-K for the Year Ended November 30, 2007
      Filed February 8, 2008
      File no. 000-20562

Dear Mr. Dobson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Kathleen Collins
             Accounting Branch Chief